Ballard Power Systems Inc.

News Release

Waste-to-Energy Demo Planned With Ballard Fuel Cells & Hydrogen From Waste Processing

•	Hydrogen will be recovered from processing of municipal solid waste

•	Fuel cells will generate power locally, using hydrogen as fuel

For Immediate Release – March 15, 2011

VANCOUVER, CANADA — Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) has partnered with GS Platech (www.gsplatech.co.kr), a subsidiary of GS Caltex, one of South Korea’s largest petroleum refiners, to demonstrate waste-to-energy power generation using zero-emission fuel cells and hydrogen produced from processing of municipal solid waste.

GS Platech’s pilot plant in Cheongsong, South Korea is capable of treating five tons of organic solid waste per day using plasma gasification technology and producing sufficient high purity hydrogen to generate 50 kilowatts (50kW) of clean power. Ballard will supply a fuel cell generator that will be fuelled by this hydrogen, based on its Dantherm Power DBX5000 technology.

“While conventional waste combustion – such as garbage incineration – can lead to the discharge of carcinogenic pollutants, our technology drastically reduces emissions,” said Young Suk Kim, Vice-President of GS Platech. “This could certainly open another very promising application for hydrogen fuel cell technology.”

“Plasma gasification plants are another good source of high quality hydrogen, in addition to hydrogen-producing chemical operations, such as chlor-alkaline plants,” said Michael Goldstein, Ballard’s Chief Commercial Officer. “On a larger scale, this solution can produce a significant amount of electricity that could be sold back to the grid.”

This will be the first demonstration of a waste-to-energy solution incorporating these technologies together. Upon successful demonstration of the solution, GS Platech intends to further promote it to new customers worldwide. The treatment of municipal solid waste is a growing problem in many nations, including Asia Pacific countries with particularly high population densities such as China, India, Korea, Japan and Singapore. This solution can potentially allow municipalities to address two key environmental issues in tandem – environmentally responsible waste treatment as well as clean power production.

This project is undertaken with the financial support of the Government of Canada provided through the Department of the Environment, under the framework of the Asia-Pacific Partnership on Clean Development and Climate (www.asiapacificpartnership.org). The Asia-Pacific Partnership is a group of public and private sector partners focused on expanding investment and trade in cleaner energy technologies in key market sectors.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including expected customer relationships, customer product deployments and performance, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com